Univar N.V.
500 – 108th Avenue NE
Suite 2200
Bellevue, WA
98004 USA

T 425 638-4900
F 425 638-4953

www.univar[redacted]

UNIVAR

07022797

SEC MAIL PROCESSING
RECEIVED
APR 19 2007
WASH, D.C.
210
SECTION

April 18, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

SUPPL

Re: File number 82-34796
Univar NV Rule 12g3-2(b)(1)(iii) information submission

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Company's disclosures as listed on Attachment A.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Yours truly,

Peter Heinz
Vice President- General Counsel

Enclosure

PROCESSED
APR 24 2007
THOMSON
FINANCIAL

dw 4/24

ATTACHMENT A

Univar N.V. Disclosures

Tab 1. 2007 Fiscal Year

a. Press Release: Univar Pharma Ingredients and SPI Pharma Announce Partnership in the USA, Dated January 10, 2007
b. Press Release: Univar Names Steve Grohs Regional Sales Manager – Biofuels, Dated January 10, 2007
c. Press Release: Univar Reports Full-Year, Fourth-Quarter 2006 Results, March 8, 2007
d. Press Release: Univar to Acquire CHEMCENTRAL, Dated March 12, 2007
e. Press Release: Univar Receives Notice of a Competing Acquisition Proposal for CHEMCENTRAL, Dated March 19, 2007
f. Press Release: Univar and CHEMCENTRAL Agree to Revised Merger Terms, Dated March 21, 2007

82-34796


What's new at Univar USA?

What's New for Press Releases

01/10/2007

Press Release: Univar Pharma Ingredients and SPI Pharma Announce Partnership in the USA

Effective February 1, 2007, Univar USA, North America's premier distributor into the pharmaceutical industry, has been named the exclusive distributor in the U.S., including Puerto Rico, for SPI's MANNOGEM ™, Barcroft ™ antacid actives, Advantose ™, Effer Soda™, and SORBITOL SPECIAL ™ product lines for use in OTC and prescription applications. In addition to these exclusive products, Univar will continue to offer SORBOGEM™, Liquid Sorbitol and MALTISWEET ™ to customers on a non-exclusive basis.

This expanded partnership will provide benefits to current SPI customers, and to potential users working on developmental projects, or those interested in evaluating alternative sources. Customers will have access to local inventory and service through Univar's extensive warehouse network. Univar's local sales professionals will deliver answers to customer questions involving service requirements, technical assistance, support of developmental projects and product availability.

SPI Pharma is a leading manufacturer and supplier of Excipients, Delivery

systems and Antacid actives to the global Pharmaceutical industry. A hallmark of SPI Pharma's approach to the market is utilization of application expertise and processing capabilities to work with customers, assisting in development of formulations, or to troubleshoot formulations. For over 60 years, SPI Pharma technology, specialized processing and product development has helped customers bring their products to market in an efficient manner.

By joining forces, these two multinational companies offer pharmaceutical companies a supplier that can provide superior local service, while assisting them with the technical and product development support they need to grow their business. In addition, with Univar's current supply activities in the pharmaceutical industry, this partnership will present additional supply optimization opportunities for drug manufacturers.

Background Information:

SPI Pharma, a division of Associated British Food (ABF), a $9 Billion global company based in the UK, is a manufacturer and marketer of highly functional ingredients and delivery systems. SPI Pharma's core products include polyols and sugar-based excipients, antacid actives and mineral supplements, custom processed suspensions and directly compressible premixes. These products are manufactured in cGMP facilities in Grand Haven, MI; New Castle, Delaware; Rio De Janeiro, Brazil; Lewes, Delaware; and Septemes, France.

Headquartered in Redmond, Wash; Univar USA is the leading distributor of specialty and industrial chemicals and related services in the United States. It is a subsidiary of Univar N.V., one of the world's leading independent distributors of industrial and speciality chemicals, and providers of related specialty services, operating throughout the U.S., Canada and 14 European countries. Univar N.V.'s 2005 revenues and group operating income (EBITA) were $6.0 billion and $207.7 million respectively. Visit www.univarusa.com for more information about the company.

For more information, please contact:

Univar USA Inc.
Ms. Karen Weber-Millstein
17425 NE Union Hill Rd
Redmond, WA 98052
United States
Phone: 425-889-3475
Fax: 425-889-4138
Email: karen.webermillstein@univarusa.com
www.univarusa.com

SPI Pharma
Ms. Ellen London
321 Cherry Lane
New Castle, DE 19720
United States
Phone: 302-576-8554
Fax: 302-576-8567
Email: Elondon@spipharma.com
www.spipharma.com

Web Site: www.univarusa.com

82-34796


What's

What's New for Press Releases

01/10/2007

Univar Names Steve Grohs Regional Sales Manager - Biofuels

REDMOND, Wash. (Jan. 8, 2007) Steve Grohs has been named Regional Sales Manager – Biofuels for the North Central Region of Univar USA Inc. *Steve will have Multi-Plant Account responsibility in addition to* helping further develop, coordinate and implement strategies and tactics for the Biofuels industry, the fastest growing sector in the North Central Region.

Steve started his career with Univar in 1998 as a Sales Trainee, became an Outside Sales Representative and most recently, a Sales Manager, all in the Omaha District.

Headquartered in Redmond, Wash., Univar USA is the leading distributor of industrial and specialty chemicals and related services in the United States. It is a subsidiary of Univar N.V., one of the world's leading independent distributors of industrial chemicals operating throughout the U.S., Canada and 18 European countries. In 2005, Univar generated net sales of $6 billion and group operating income (EBIT) of $207.7 million. Visit Univar's Web site at www.univarusa.com for more information about the company.

For further information please contact:
Contact: Karen Weber-Millstein
Univar USA Inc.
425-889-3475
karen.webermillstein@univarusa.com

Web Site: www.univarusa.com

82-34796

UNIVAR

PRESS RELEASE

Univar Reports Full-Year, Fourth-Quarter 2006 Results

FY 2006 Sales Up 10.6%, EBIT Up 14.9%

Rotterdam, The Netherlands - March 8, 2007 - Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced results for its fourth quarter and fiscal year ended December 31, 2006.

Highlights FY and Q4 2006

- **Univar reported fiscal year 2006 EBIT of USD 238.6 million, an increase of 14.9% over 2005's USD 207.7 million. Results were driven by improved sales performance, attributable to both higher volumes and chemical price increases, and improved operating expense leverage.**

- **Consolidated net sales in 2006 grew by 10.6% to USD 6,619.4 million compared with USD 5,986.7 million in 2005, with solid organic growth at all three major business units. Organic growth was 8.9% on a consolidated basis.**

- **Fourth-quarter 2006 EBIT was USD 60.6 million, an increase of 8.8% from USD 55.7 million in Q4 2005. This is an encouraging result considering the year-ago quarter represented an unusually strong comparison influenced by significant price increases and strong demand resulting from the 2005 US hurricanes.**

- **Fourth-quarter consolidated net sales increased by 11.7% to USD 1,569.0 million from USD 1,404.5 million in the year-ago quarter, with significant organic growth at each of the company's three major business units. Consolidated organic growth was 6.3% for the quarter.**

CEO's Statement

Commenting on the financial results for 2006, Gary E. Pruitt, Univar CEO said, "We have achieved yet another year of real growth and performance improvement. 2006 brought a return to a more normal operating environment with less price volatility and the absence of unusual external factors that have been with us for the past two years. In Europe," Mr. Pruitt said, "it was good to see the uplift in economic activity which contributed to the improved growth at Univar Europe. Overall," he said, "2006 was a very solid year: the kind of performance characteristic of Univar in a stable, modestly growing economic environment."

Consolidated Key Results FY 2006

(in USD millions except EBIT margin and per share results)	2006	2005	% Change (actual)	% Change (currency-neutral)
Net sales	$6,619.4	$5,986.7	10.6%	9.1%
Gross margin	996.6	921.7	8.1	6.5
Operating expenses	758.0	714.0	6.2	4.8
Operating income before depreciation and goodwill amortization (EBITDA)	284.3	248.2	14.5	12.3
Operating income (EBIT)	238.6	207.7	14.9	12.5
EBIT margin (EBIT : Net sales)	3.6%	3.5%	-	-
Net income available to common shareholders	134.2	123.5	8.7	5.9
Earnings per common share	4.72	4.22	11.8	9.0

Fiscal Year 2006 Results

Net Sales

The company's 2006 sales were USD 6,619.4 million compared with USD 5,986.7 million in the prior year, an increase of 10.6%. Sales increased 9.1% on a currency-neutral basis. All three major business units experienced solid sales growth. In the US, sales increased by 10.3% to USD 3,264.0 million in 2006 from USD 2,958.7 million in 2005. European revenues increased 9.1% to USD 2,149.6 million from USD 1,970.8 million in 2005, or 8.0% on a currency-neutral basis. Sales in Canada increased to USD 1,078.3 million from USD 958.7 million in 2005, an increase of 12.5%. On a currency-neutral basis, this increase was 5.6%. The sales increase for the company is attributable primarily to both higher chemical prices and meaningful volume growth. The portfolio of products sold by Univar increased in price during the year by an average of approximately 5%. The company realized an increase in overall pound volume in 2006 of approximately 4%.

Gross Margin

Univar's gross margin dollars increased 8.1% in 2006, with the company recording USD 996.6 million in gross margin compared with USD 921.7 million in 2005. Consolidated gross margin as a percent of sales was 15.1% in 2006, down from 15.4% in 2005. Gross margin percentage was down slightly in both the US and Europe, and slightly up in Canada. The consolidated decline in percentage was due to continuing competitive pressures and generally increasing chemical prices for most of the year. Gross margin dollars per pound increased 5.3% on a consolidated basis.

Operating Expenses

Operating expenses on a consolidated basis increased by 6.2% in 2006, to USD 758.0 million from USD 714.0 million in 2005. On a currency-neutral basis, expenses increased by 4.8%. Univar Canada and Univar Europe, on a currency-neutral basis, limited total operating expense growth to 1.6% and 2.5%, respectively. Univar USA's operating expenses increased by 6.6% due in part to significant investment in developing business opportunities (ChemPoint.com and our telesales initiative). The smallest percentage growth occurred in the company's largest expense category, personnel costs, at 2.8%, with the greatest percentage increase in operating expenses occurring in depreciation expense, a non-cash charge. The company's continued focus on

expense management combined with solid sales and gross margin growth resulted in a decline in expenses as a percent of gross margin in 2006 to 76.1% from 77.5% the previous year.

Operating Income (EBIT)

EBIT for 2006 increased 14.9% to USD 238.6 million from USD 207.7 million in 2005. EBIT margin improved to 3.6% in 2006 compared with 3.5% in 2005. The increases were a result of the increases in net sales and gross margin dollars from 2005 levels, combined with improved expense leverage. In addition to the contribution from Univar's primary business segments, EBIT reflects the investments in developing businesses, including Dureal, and certain holding company–related expenses, which together generated operating losses of USD 15.8 million and USD 13.5 million in 2006 and 2005, respectively.

Net Interest Expense

Net interest expense increased to USD 33.1 million compared with USD 25.9 million in 2005. The 2006 interest expense includes the effect of higher market interest rates, an increase in debt levels due to investment in working capital in connection with higher sales levels, and increased debt related to the purchase of shares of the company's common stock for treasury.

Taxation

Income tax on income from ordinary activities in 2006 was USD 71.1 million compared with USD 59.4 million in 2005. The effective tax rate was 34.6% in 2006 compared with 32.5% in 2005 (the latter rate benefited, as a result of a favorable ruling by the Tax Court of Canada in 2005, from a one-time recovery of income tax expensed in prior years in the amount of USD 4.8 million). The 2006 tax rate is considered a more representative tax rate for the company going forward.

Net Income Available to Common Shareholders

Net income available to common shareholders improved by 8.7% to USD 134.2 million in 2006 compared with USD 123.5 million in 2005.

Earnings per Share

Earnings per common share for 2006 increased by 11.8% to USD 4.72 compared with USD 4.22 the previous year. EPS was affected by both the increased interest expense resulting from the April 2006 buyback of 980,000 of the company's own shares for USD 50.1 million and the resulting reduction in shares outstanding to which net income is apportioned.

Cash Flow from Operating Activities

Net cash flow from operating activities was USD 130.4 million in 2006 compared with USD 19.2 million in 2005. The difference primarily reflects a USD 22.7 million increase in working capital in 2006 compared with a USD 107.6 million increase in working capital in 2005.

Financial Position

The balance sheet at December 31, 2006, showed an increase in total assets of USD 264.6 million from a year earlier, to USD 2,842.7 million from USD 2,578.1 million. This increase was primarily in accounts receivable, inventories, and property, plant and equipment. Equity (before the proposed dividend to common shares) increased to USD 872.4 million from USD 783.8 million, primarily due to additions from net income (USD 134.2 million) less shares purchased for treasury (USD 50.1 million). Net debt increased primarily as a result of investment in property, plant and equipment of USD 85.6 million for the year (compared with USD 63.7 million in 2005) and the April 2006 repurchase of common shares for USD 50.1 million.

Return on Capital Employed (ROCE)

After-tax return on capital employed for the year increased to 9.1% from 8.7% in 2005. ROCE represents net operating profit (net income plus after-tax interest expense, or NOPAT) as a percentage of average capital employed. Capital employed is defined as total assets less non–interest-bearing current liabilities. Average capital employed was USD 1,718.5 million in 2006 and USD 1,624.8 million in 2005.

Dividend Proposal

As previously announced on November 2, 2006, a proposal will be made at the Annual General Meeting to declare a cash dividend for the 2006 fiscal year of €1.08 (USD 1.43) per share payable May 16, 2007, to common shareholders of record on May 15, 2007. This amount would be a 45.9% increase from the 2005 dividend of €0.74 (USD 0.87) per share, and represents an increase in the payout ratio to 30% of net income for 2006 compared with 20.6% in 2005. On a USD-equivalent basis, the increase in the dividend is 64.4%.

Summary of Fourth Quarter Financial Results

Fourth-quarter 2006 operating results compared against an unusually strong year-ago fourth quarter, the latter including particularly high gross margin as a percent of sales and several one-off benefits including, as a result of a favorable ruling by the Tax Court of Canada in 2005, a one-time recovery of income tax expensed in prior years in the amount of USD 4.8 million. Sales at all three major business units increased solidly in the quarter, driven primarily by pound volume growth. Fourth-quarter 2006 results improved on an operating (EBIT) basis by 8.8% due to increased sales and gross margin dollars companywide as well as controlled operating expenses. EBIT improvement for the quarter occurred at all three major business units. Univar Europe accounted for most of the increase, on both a dollar basis and a percentage basis. Consolidated operating expenses were held to a 1.4% increase on a currency-neutral basis. Net income declined due primarily to a sharp increase in interest expense related to higher interest rates and borrowings associated with the April 2006 buyback of 980,000 of the company's shares, and a higher effective tax rate of 33.6% than the unusually low tax rate of 28.9% in the year-ago fourth quarter.

For the three-month period ended December 31, 2006, Univar recorded net sales of USD 1,569.0 million compared with USD 1,404.5 million a year ago, an increase of 11.7%. Organic growth was 6.3%. Gross margin as a percent of sales declined to 16.1% compared with 17.1% in the fourth quarter of 2005, and in dollars was USD 252.4 million compared with USD 240.1 million. The year-ago quarter reflected unusually high gross margin percentage. Operating expenses in the fourth quarter of 2006 were USD 191.8 million compared with USD 184.4 million in 2005, an increase of 4.0%, or 1.4% on a currency-neutral basis. Depreciation increased by 31.2%, to USD 12.2 million compared with USD 9.3 million a year ago, primarily due to the increase in capital expenditures. As a percent of gross margin, operating expenses in the fourth quarter of 2006 declined to 76.0% from 76.8% in the year-ago period, primarily due to the company's ongoing cost-containment initiatives.

EBIT in the fourth quarter of 2006 was USD 60.6 million compared with USD 55.7 million in 2005, an increase of 8.8%. EBIT as a percent of sales declined to 3.9% from 4.0% a year ago. Interest expense increased 60% to USD 8.8 million from USD 5.5 million in the year-ago quarter. Income tax on income from ordinary activities was USD 17.5 million compared with USD 14.6 million in the comparable period the previous year. Net income available to common shareholders was USD 34.7 million in the fourth quarter of 2006 compared with USD 36.0 million in the year-ago period, a decrease of 3.6%. Excluding the 2005 benefit from the Tax Court ruling in Canada,

year-ago net income would have been $31.2 million and 2006 results would reflect an 11.2% increase. Basic earnings per common share for the fourth quarter of 2006 were USD 1.23, unchanged from the year-ago period.

Market Environment

Modest improvement in the chemical markets in the US, strength in Western Canada offset by a soft Eastern Canadian economy, and helpful economic growth in mainland Europe influenced Univar's performance in 2006. Chemical prices improved through much of the year, though more slowly than in the two previous years, and peaked by the fourth quarter. Moderate volume growth fostered by the economic environment and our own execution improvements compared favorably with that of 2005.

Outlook 2007

Based on our view of economic and business conditions in the markets we serve, Univar believes it is well positioned to achieve year-over-year operating performance improvement in sales and EBIT again in 2007.

Results by Segment

Univar USA

(in USD millions except EBIT margin)	2006	2005	% Change
Net sales	$3,264.0	$2,958.7	10.3%
Gross margin	501.6	464.8	7.9
Operating expenses	373.5	350.3	6.6
Operating income before depreciation and goodwill amortization (EBITDA)	152.2	135.0	12.7
Operating income (EBIT)	128.1	114.5	11.9
EBIT margin (EBIT : Net sales)	3.9%	3.9%	-

In 2006, Univar USA achieved solid, double-digit sales and EBIT growth over 2005. The market had no significant supply constraints as in the previous year, and product pricing increases decelerated by the fourth quarter, as did economic growth in the second half. Nonetheless, the US business combined volume growth with improved expense leverage to drive EBIT growth.

Univar USA recorded net sales in 2006 of USD 3,264.0 million compared with USD 2,958.7 million in 2005, an increase of 10.3%. Net overall price increases primarily accounted for the revenue increase in 2006, with a 2.8% volume increase for the year as well. The Energy sector led category improvement with sharp growth over 2005. Other strong performances by industry segment included Pharmaceuticals and our ChemPoint.com and ChemCare businesses.

Gross margin for 2006 was USD 501.6 million compared with USD 464.8 million in 2005, up 7.9% from last year's performance. Gross margin as a percent of sales declined to 15.4% from last year's 15.7%. Price increases for much of the year as well as aggressive competition pressured margins.

Operating expenses declined as a percent of gross margin, to 74.5% from 75.4% the previous year. The reduction was due primarily to the company's ongoing cost-containment measures.

Operating expenses in dollars increased 6.6% to USD 373.5 million compared with USD 350.3 million in 2005 reflecting significant investment in business development opportunities.

For 2006, EBIT was USD 128.1 million compared with USD 114.5 million a year ago, an increase of 11.9%. The increase in 2006 was a result of growth in sales and gross margin combined with improved operating expense leverage.

Univar Europe

(in USD millions except EBIT margin)	2006	2005	% Change (actual)	% Change (currency-neutral)
Net sales	$2,149.6	$1,970.8	9.1%	8.0%
Gross margin	316.1	301.0	5.0	3.9
Operating expenses	270.1	260.8	3.6	2.5
Operating income before depreciation and goodwill amortization (EBITDA)	60.5	54.2	11.6	10.3
Operating income (EBIT)	46.0	40.2	14.4	13.0
EBIT margin (EBIT : Net sales)	2.1%	2.0%	-	-

In 2006, Univar Europe recorded sales of USD 2,149.6 million compared with USD 1,970.8 million in 2005, an increase of 9.1%. Excluding the effects of currency translation, sales increased by 8.0%, with substantial volume growth and modestly higher overall pricing during the year. Univar Europe's organic sales growth for 2006 was 7.5%. EBIT grew by 14.4% to USD 46.0 million from USD 40.2 million in 2005.

After a comparatively slow start to the year, the European business gained solid momentum from May onward, benefiting from resurgent economies in much of the mainland. Especially strong operating income growth in the second half accounted for most of the year's gain.

The 2006 gross margin of USD 316.1 million compared with USD 301.0 million in 2005, an increase of 5.0%. Gross margin dollar growth was affected by strong competitive pricing pressures. Gross margin as a percent of sales declined to 14.7% from 15.3% a year ago due to competitive pressures and product mix changes.

Operating expenses as a percent of gross margin in 2006 decreased to 85.5% from 86.6% in 2005. Total operating expenses in 2006 increased by 3.6%, to USD 270.1 million from USD 260.8 million in 2005. Excluding the effects of currency translation, operating expenses increased by only 2.5%, following an increase of 1.9% a year ago. Various ongoing cost-containment measures account for this performance.

EBIT increased to USD 46.0 million from USD 40.2 million in 2005, or 14.4%. Most countries showed operating income growth. Organic sales growth and continually tight cost control contributed primarily to this improvement.

Univar Canada

(in USD millions except EBIT margin)	2006	2005	% Change (actual)	% Change (currency-neutral)
Net sales	$1,078.3	$958.7	12.5%	5.6%
Gross margin	168.5	147.9	13.9	7.0
Operating expenses	88.2	81.4	8.4	1.6
Operating income before depreciation and goodwill amortization (EBITDA)	86.5	71.7	20.6	13.5
Operating income (EBIT)	80.3	66.5	20.7	13.6
EBIT margin (EBIT : Net sales)	7.4%	6.9%	-	-

In 2006, Univar Canada reported excellent results, with sales, gross margin and EBIT performance again exceeding prior-year levels. Currency movements contributed significantly to the strength of the increases, yet growth was achieved on a currency-neutral basis as well. The Canadian business contended with an economy wherein GDP growth, up mildly in the first quarter, slowed in growth throughout the rest of the year.

Univar Canada recorded net sales of USD 1,078.3 million in 2006 compared with USD 958.7 million in 2005, an increase of 12.5%. In local currency, net sales were up 5.6%. While sales volumes improved, primarily in Western Canada, net chemical pricing overall declined slightly. The strong Canadian dollar continued to affect the industrial chemicals business, with a negative impact on export business to the US. The Agriculture business experienced fair sales growth and modest EBIT growth in a climate of increased competition from generic (non-branded) products.

Gross margin was USD 168.5 million versus USD 147.9 million, up 13.9% from last year's performance. In local currency, gross margin was up 7.0%. Gross margin as a percent of sales improved to 15.6% compared with 15.4% in the previous year. Gross margin improvement was restrained by pressure in a key product, methanol, for which Univar now has moved to alternative, stable, but higher-cost sourcing.

Operating expenses declined as a percent of gross margin, to 52.4% in 2006 compared with 55.0% in 2005, as the increase in total operating expenses in 2006 was held to 1.6% on a currency-neutral basis. EBIT rose 20.7%, to USD 80.3 million from USD 66.5 million, and as a percentage of sales to 7.4% in 2006 from 6.9% in 2005. This improvement was a result of the improved sales and gross margin combined with stringent control of operating expenses.

Asbestos Defense Proceedings

As previously disclosed, in connection with Univar's purchase of McKesson Chemical Company in 1986, Univar agreed to defend and indemnify McKesson Corporation for certain liabilities. Pursuant to that indemnification agreement, McKesson is tendering to Univar lawsuits naming McKesson as a defendant and claiming personal injury from exposure to asbestos ("asbestos claims"). As of December 31, 2006 there were approximately 1,740 (2005: 11,500) separate-plaintiff claims in multi-plaintiff lawsuits pending in the State of Mississippi and 271 (2005: 265) single-plaintiff asbestos claims filed in other states. During 2006, approximately 9,760 Mississippi claims were dismissed, all without payment, and no new multi-claimant cases tendered. Also 234 single-plaintiff lawsuits were tendered by McKesson, and 228 cases were resolved with 225 of these cases dismissed without payment, and three cases settled. The amount paid to settle the cases was insignificant.

Note to Editors
A live audio webcast of the presentation of results to analysts, and a simultaneous conference call starting at 09:30 a.m. CET today, March 8, 2007, can be accessed at www.univarcorp.com in the Investor Center area of the web site. It is also possible to listen by telephone to the analyst meeting and conference call by calling, in the Netherlands, **+31 456 316 901** , or in the UK, **+44 207 153 2027**. The analyst presentation is available at www.univarcorp.com in the Investor Center.

About Univar
Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial customers, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 160 distribution centers, located throughout the United States, Canada and 18 European countries. In 2006, Univar generated net sales of USD 6.6 billion and operating income (EBIT) of USD 238.6 million. Univar has approximately 6,900 employees based primarily throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 310 722 1363
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Citigate First Financial
Claire Verhagen
Tel: +31 (0)20 575 40 18
Fax: +31 (0)20 575 40 20
E-mail: claire.verhagen@citigateff.nl

Website : www.univarcorp.com

###

(Financial Tables to Follow)

ANNEX 1: CONSOLIDATED INCOME STATEMENT – Fiscal Year

(in USD millions, except earnings per share and number of shares)	2006	2005	% Change
Net sales	**$6,619.4**	$5,986.7	10.6%
Cost of sales	**5,622.8**	5,065.0	11.0
Gross margin	**996.6**	921.7	8.1
Personnel costs	**449.2**	436.9	2.8
Depreciation	**45.7**	40.5	12.8
Other operating expenses	**263.1**	236.6	11.2
Total operating expenses	**758.0**	714.0	6.2
Operating Income (EBIT)	**238.6**	207.7	14.9
Non-operating income (expense)	**(0.2)**	1.1	(118.2)
Interest expense, net	**33.1**	25.9	27.8
Income before taxes	**205.3**	182.9	12.2
Income tax expense	**71.1**	59.4	19.7
Net Income	**134.2**	123.5	8.7
Basic earnings per common share	**4.72**	4.22	11.8
Fully diluted earnings per common share	**4.65**	4.17	11.5
Weighted-average shares outstanding	**28,427,487**	29,235,800	(2.8)
EBITDA	**284.3**	248.2	14.5

ANNEX 2: CONSOLIDATED INCOME STATEMENT – Fourth Quarter

(in USD millions, except earnings per share and number of shares)	Q4 2006	Q4 2005	% Change
Net sales	**$1,569.0**	$1,404.5	11.7%
Cost of sales	**1,316.6**	1,164.4	13.1
Gross margin	**252.4**	240.1	5.1
Personnel costs	**116.6**	116.1	0.4
Depreciation	**12.2**	9.3	31.2
Other operating expenses	**63.0**	59.0	6.8
Total operating expenses	**191.8**	184.4	4.0
Operating Income (EBIT)	**60.6**	55.7	8.8
Non-operating Income	**0.4**	0.4	0.0
Interest expense, net	**8.8**	5.5	60.0
Income before taxes	**52.2**	50.6	3.2
Income tax expense	**17.5**	14.6	19.9
Net Income	**34.7**	36.0	(3.6)
Basic earnings per common share	**1.23**	1.23	0.0
Fully diluted earnings per common share	**1.21**	1.21	0.0
Weighted-average shares outstanding	**28,202,154**	29,097,987	(3.1)
EBITDA	**72.8**	65.0	12.0

ANNEX 3: CONSOLIDATED BALANCE SHEET

Before proposed distribution of net income to holders of common shares

(in US$ millions)	December 31, 2006	December 31, 2005
Intangible assets	**349.2**	322.5
Property, plant and equipment	**533.9**	476.3
Deferred tax assets	**173.6**	175.0
Other assets	**13.5**	10.4
Total non-current assets	**1,070.2**	984.2
Inventories	**646.1**	587.6
Accounts receivable	**983.4**	864.2
Other receivables and prepaid expenses	**91.8**	95.7
Income tax receivable	**4.9**	11.3
Cash and cash equivalents	**46.3**	35.1
Total current assets	**1,772.5**	1,593.9
Total assets	**2,842.7**	2,578.1
Issued capital	**39.5**	35.4
Share premium	**565.9**	568.7
Treasury shares	**(61.0)**	(14.7)
Retained earnings	**298.7**	182.8
Other reserves	**29.3**	11.6
Total equity	**872.4**	783.8
Long-term debt	**544.6**	443.5
Provisons	**250.8**	271.3
Deferred tax liabilities	**62.3**	63.0
Other liabilities	**19.3**	15.7
Total non-current liabilities	**877.0**	793.5
Amounts owed to banks	**47.9**	56.5
Current portion of long-term debt	**0.2**	0.2
Trade accounts and other accounts payable	**1,001.2**	890.7
Income tax payable	**16.8**	28.6
Provisions	**27.2**	24.8
Total current liabilities	**1,093.3**	1,000.8
Total liabilities	**1,970.3**	1,794.3
Total equity and liabilities	**2,842.7**	2,578.1

ANNEX 4: CONSOLIDATED STATEMENT OF CASH FLOWS – Fiscal Year

(in US$ millions)	2006	2005
Net Income	**134.2**	123.5
Adjustments for:		
Depreciation and amortization	**46.1**	40.6
Stock option expense	**2.1**	0.9
Movements in provisions	**(40.4)**	(43.7)
Movement in deferred tax	**10.7**	3.0
(Gain)/loss on sale of property, plant and equipment	**0.4**	2.5
Gross cash flow from operating activities	**153.1**	126.8
Movements in working capital (excluding cash and cash equivalents, short-term credit and dividend)	**(22.7)**	(107.6)
Net cash flow from operating activities	**130.4**	19.2
Investments:		
Property, plant and equipment	**(85.6)**	(63.7)
Business acquisitions (including goodwill)	**(17.5)**	(0.7)
Total investments	**(103.1)**	(64.4)
Disposals:		
Property, plant and equipment	**7.0**	2.1
Total disposals	**7.0**	2.1
Net cash flow from investing activities	**(96.1)**	(62.3)
Financing:		
Repayment of long-term debt	**(242.1)**	(99.6)
Proceeds from long-term debt	**309.0**	164.7
Redemption cumulative financing preference shares	**-**	(38.3)
Net proceeds from share issues	**1.0**	0.8
Shares purchased for treasury	**(50.1)**	(8.6)
Dividend tax	**-**	0.5
Cash dividends	**(26.6)**	(15.6)
Net movements in short-term financing	**(15.2)**	(5.0)
Net cash flow from financing activities	**(24.0)**	(1.1)
Net cash flow	**10.3**	(44.2)
Exchange and translation differences	**0.9**	17.7
Decrease in cash and cash equivalents	**11.2**	(26.5)
Cash and cash equivalents at beginning of year	**35.1**	61.6
Cash and cash equivalents at end of year	**46.3**	35.1

Net cash flow from operating activities include:		
Interest received	**4.7**	1.8
Interest paid	**33.7**	27.4
Income tax received	**20.3**	6.6
Income tax paid	**80.0**	46.1

UNIVAR

PRESS RELEASE

Univar to Acquire CHEMCENTRAL

4th Largest US Chemical Distributor

Rotterdam, The Netherlands – March 12, 2007 – Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced that its US subsidiary, Univar USA, has entered into an agreement to acquire 100% of the shares of CHEMCENTRAL Corporation for approximately USD 600 million in cash, including assumed debt.

CHEMCENTRAL, established in 1926, is a privately held company headquartered near Chicago, Illinois, USA. Based on 2006 consolidated revenues of USD 1.4 billion and EBITDA of approximately USD 70 million, the company is one of the leading industrial chemicals distributors in the US, with trading relationships in more than 60 countries.

CHEMCENTRAL is a major distributor of both specialty and commodity chemicals and has distribution centers located throughout the US, and selected sites in Mexico, Canada, South America, Australia, and the Caribbean, with joint ventures in China, Southeast Asia/South Pacific, India, and the Middle East. Its sales are derived primarily from its North America operations, with over 90% of 2006 revenues attributable to its US business. CHEMCENTRAL operates 45 stocking locations and 4 regional centers in North America, with another 25 international warehouse locations, and has approximately 1000 employees.

On a pro forma basis, combined consolidated revenues for Univar N.V. and CHEMCENTRAL for calendar 2006 would have been approximately USD 8.0 billion, solidifying Univar's position as a leading worldwide distributor of industrial chemicals. The transaction is expected to be accretive to earnings in the first full year of ownership.

CHEMCENTRAL has a strong customer service orientation and a commitment to leadership on safety, health, and environment issues. The combined company will broaden its product lines and its product knowledge and expertise, while deepening its supplier and customer relationships in several key customer segments such as coatings, household & industrial, and personal care. Therefore, the addition of CHEMCENTRAL's expertise and product lines in these segments is expected to create significant marketplace synergies for the combined organization.

Commenting on the acquisition, Gary Pruitt, Univar CEO, said, "We are very excited by the prospect of joining forces with CHEMCENTRAL. It is a quality organization in every respect. We look forward to adding their depth of talent to the Univar family." He added, "CHEMCENTRAL brings to our combined organization a diverse customer base in North America with a complementary product set that provides significant opportunities for cross-selling amongst our respective customer bases. Furthermore, CHEMCENTRAL provides Univar an attractive position in a number of rapidly growing international markets where we are currently underrepresented."

John Yanney, President and CEO of CHEMCENTRAL, said, "This is a smart, strategic acquisition by Univar that delivers attractive value to CHEMCENTRAL's shareholders. The union of our companies

also will bring important benefits for our customers and suppliers, as well as create new professional opportunities for many CHEMCENTRAL employees in a larger organization with a culture similar to our own. As our industry becomes increasingly global, merging with Univar provides exciting prospects for continued growth and development in important markets around the world."

The transaction will be financed by a new USD 1.5 billion syndicated credit facility underwritten by ABN AMRO N.V., Bank of America Securities Limited and Citigroup Global Markets Limited. General syndication of the facility will be launched concurrent with this announcement and is expected to be completed by March 30, 2007.

Closing of the CHEMCENTRAL transaction includes customary terms and conditions including nonsolicitation provisions with certain exceptions to comply with the fiduciary duties of CHEMCENTRAL's directors, and is expected to be completed in April 2007. The Closing is conditional upon receipt of certain regulatory approvals, approval by CHEMCENTRAL shareholders and other customary closing conditions.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial customers, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 160 distribution centers, located throughout the United States, Canada and 18 European countries. In 2006, Univar generated net sales of USD 6.6 billion and operating income (EBIT) of USD 238.6 million. Univar has approximately 6,900 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 310 722 1363
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Website : www.univarcorp.com

Citigate First Financial
Claire Verhagen
Tel: +31 (0)20 575 40 18
Fax: +31 (0)20 575 40 20
E-mail: claire.verhagen@citigateff.nl

CHEMCENTRAL Corporation
Samuel W. Ach
Senior Vice President & General Counsel
Tel: +1 708 325 2413
Fax: +1 708 594 3555
E-mail: communications@chemcentral.com

Website : www.chemcentral.com

###

82-34796

UNIVAR

PRESS RELEASE

Univar Receives Notice of a Competing Acquisition Proposal for CHEMCENTRAL

Rotterdam, The Netherlands – March 19, 2007 – Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced that its US subsidiary, Univar USA, received notice that CHEMCENTRAL Corporation received a non-binding proposal from Brenntag Holding GmbH to acquire CHEMCENTRAL for USD 700 million, subject to certain reductions, including a reduction for the termination fee payable to Univar. The proposal is subject to completion of due diligence and other conditions. Univar announced on March 12, 2007, that its US subsidiary, Univar USA, entered into an agreement to acquire CHEMCENTRAL for approximately USD 600 million. If the CHEMCENTRAL Board of Directors determines that a competing proposal is superior to Univar's, CHEMCENTRAL must give Univar advance notice of 3 business days, during which period Univar may decide, but is not required, to negotiate with CHEMCENTRAL to make adjustments in the terms and conditions of their merger agreement. CHEMCENTRAL may terminate the merger agreement with Univar in favor of a competing offer if it pays Univar a termination fee of USD 22 million.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial customers, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 160 distribution centers, located throughout the United States, Canada and 18 European countries. In 2006, Univar generated net sales of USD 6.6 billion and operating income (EBIT) of USD 238.6 million. Univar has approximately 6,900 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 310 722 1363
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Website : www.univarcorp.com

Citigate First Financial
Claire Verhagen
Tel: +31 (0)20 575 40 18
Fax: +31 (0)20 575 40 20
E-mail: claire.verhagen@citigateff.nl

###

UNIVAR

PRESS RELEASE

Univar and CHEMCENTRAL Agree to Revised Merger Terms

Rotterdam, The Netherlands – March 21, 2007 – Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced that its US subsidiary, Univar USA, has entered into a revised agreement to acquire 100% of the shares of CHEMCENTRAL Corporation.

Univar originally announced on March 12, 2007, that its US subsidiary, Univar USA, had entered into an agreement to acquire CHEMCENTRAL for approximately USD 600 million. Subsequently, on March 19, 2007, Univar announced it had been notified by CHEMCENTRAL of a competing acquisition proposal by Brenntag Holding GmbH.

The revised merger agreement increases the purchase price to USD 650 million, prohibits CHEMCENTRAL from soliciting or considering other proposals to acquire the company, and requires CHEMCENTRAL to discontinue further acquisition discussions with Brenntag Holding GmbH, in addition to certain other changes.

In a separate agreement, certain senior officers and the Board of Directors of CHEMCENTRAL have committed to vote their shares in favor of a merger with Univar and against other proposals.

Completion of the merger is conditional upon receipt of regulatory approvals and approval by CHEMCENTRAL shareholders, and is expected to be closed in April 2007.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial customers, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 160 distribution centers, located throughout the United States, Canada and 18 European countries. In 2006, Univar generated net sales of USD 6.6 billion and operating income (EBIT) of USD 238.6 million. Univar has approximately 6,900 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 310 722 1363
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Website : www.univarcorp.com

Citigate First Financial
Claire Verhagen
Tel: +31 (0)20 575 40 18
Fax: +31 (0)20 575 40 20
E-mail: claire.verhagen@citigateff.nl

###

END